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UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2003
Commission File Number: 000-49946

Alamos Gold Inc.
(Translation of registrant's name into English)

Suite 1400 – 400 Burrard Street
Vancouver, British Columbia, Canada V7X 1A6
(Address of principal executive offices)

Alamos Minerals Ltd.
(Former Name or Former Address, if Changed Since Last Report)

1. Form 13-502F1
2. Press Release, July 24, 2003

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. **Form 20-F..XXX**....... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... **No ..XXX...**
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SEC 1815 (11-2002)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

FEE RULE

FORM 13-502F1

ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name:	ALAMOS GOLD INC. (Effective February 21, 2003, Alamos Minerals Ltd. amalgamated with National Gold Corporation to form "Alamos Gold Inc.")
Participation Fee for the Financial Year Ending:	December 31, 2002

Complete Only one of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

		Alamos Minerals Ltd.		National Gold Corporation
Market value of equity securities:				
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		32,624,647		30,728,980
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	$0.49	X	$0.38
Market value of class or series	=	$ 15,986,077	=	$11,677,012
				$27,663,089(A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)				(A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii):				
[Provide details of how determination was made.]				(B)
(Repeat for each class or series of corporate debt or preferred shares)				(B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =				$27,663,089
Total fee payable in accordance with Appendix A of the Rule				$2,500
Initial Participation Fee Reduction pursuant to Paragraph 7.2(2)				
$2,500 x 9 (Participation Fee x number of entire months				$1,875
12 remaining in current fiscal year) 12				
Late Fee, if applicable				
(please include the calculation pursuant to section 2.9 of the Rule)				

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):	
Retained earnings or deficit	
Contributed surplus	
Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes)	
Long term debt (including the current portion)	
Capital leases (including the current portion)	
Minority or non-controlling interest	
Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above)	
Any other item forming part of shareholders' equity and not set out specifically above	

Total Capitalization _____

Total Fee payable pursuant to Appendix A of the Rule _____

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable   X   Number of months remaining in financial year
<u>year or elapsed since most recent financial year</u>
12

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) _____

3. Class 3 Reporting Issuers (Foreign Issuers)

<u>Market value of securities:</u>

If the issuer has debt or equity securities listed or traded on a marketplace
located anywhere in the world (see paragraph 2.7(a) of the Rule):

Total number of the equity or debt securities outstanding at the end of the
reporting issuer's most recent financial year _____

Simple average of the published closing market price of that class or series of
equity or debt securities as of the last trading day of each of the months of the
financial year on the marketplace on which the highest volume of the class or
series of securities were traded in that financial year.   X   _____

Percentage of the class registered in the name of, or held beneficially by, an
Ontario person   X   _____

(Repeat the above calculation for each class or series of equity or debt securities
of the reporting issuer)   =

Capitalization (add market value of all classes and series of securities) _____

Or, if the issuer has no debt or equity securities listed or traded on a marketplace
located anywhere in the world (see paragraph 2.7(b) of the Rule):

<u>Financial Statement Values</u> (use stated values from the audited financial
statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit _____

Contributed surplus _____

Share capital or owners' equity, options, warrants and preferred shares (whether
such shares are classified as debt or equity for financial reporting purposes)

Long term debt (including the current portion) _____

Capital leases (including the current portion)

Minority or non-controlling interest _____

Items classified on the balance sheet between current liabilities and shareholders'
equity (and not otherwise listed above)

Any other item forming part of shareholders' equity and not set out specifically
above _____

Percentage of the outstanding equity securities registered in the name of, or held
beneficially by, an Ontario person   X

Capitalization _____

Total Fee payable pursuant to Appendix A of the Rule _____

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable   X   Number of months remaining in financial year <u>year or</u>
<u>elapsed since most recent financial year</u> : 12

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) _____

Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

Alamos Gold Inc.

Suite 1400, 400 Burrard Street
PO Box 48780 Bentall Centre
Vancouver, British Columbia
Canada V6C 3G2

Telephone: (604) 643-1787
Facsimile: (604) 643-1773

Email: info@alamosgold.com
Website: www.alamosgold.com
Trading Symbol: AGI (TSX Venture)

July 24, 2003

NEWS RELEASE

Exploration Starts at Mulatos and Salamandra
Community Relations Update – Warrants bring in $2.3 Million
Grant of Incentive Stock Options

Vancouver, B.C., Alamos Gold Inc. has retained the services of **Ken Balleweg, MSc. Geo.,** to manage exploration at the Mulatos deposit and the Salamandra District. Mr. Balleweg was with Placer Dome Exploration as Sr. Project Geologist for the Mulatos Project and Manager of the Mexico exploration program from 1997-1999. He was on Placer's Mulatos district regional evaluation team in 1994, the Sierra Madre reconnaissance program in 1995, and the Mexico exploration program in 1996.

Mr. Balleweg's re-interpretation of the Mulatos deposit lead to the discovery of 1.5 million additional gold ounces at the Escondida and Gap zones. His work in the El Halcon area resulted in the discovery of the Los Bajios area. Alamos' holdings in Sonora State comprise over 16,000 hectares of mineral claims. Exploration this summer is covering areas within the Mulatos deposit and 8 additional zones within the district.

Mulatos Exploration

The exploration plan at the Mulatos deposit is focused on increasing the ore grade. Previous exploration activities were focused on defining bulk tonnage mineralization. No attempt was made to delineate high-grade gold domains and structural controls that are clearly exposed in the extensive 1,061 meters of underground tunnels. Bench level maps from the Placer Dome resource model indicate northeast and northwest structural control on higher-grade gold, with domains of higher-grade mineralization up to 100m long and 50m wide.

A detailed mapping survey of surface and underground structure and alteration was recently completed to define the structural controls of high-grade gold mineralization. Through this work Alamos has identified areas amenable to selective mining early in the project life, identified additional areas of oxide mineralization and open mineralization, allowed tightening of grade distribution in the new resource model, and defined drill targets for a 1,500 metre underground core drilling program to commence in August.

Previous drilling from the surface resulted in numerous holes being oriented sub-parallel to some of the primary structural controls of high-grade gold. Underground drilling will allow exploration of the higher-grade structures normal to their trend, and is expected to encounter higher-grade oxide mineralization missed by surface drilling. Results from the study and drilling are expected in the fourth quarter.

A surface RC drilling program will also be conducted at the Mulatos deposit to target structurally controlled high-grade mineralization in two adjacent zones discovered in previous drilling programs. Previous work targeted the large-tonnage replacement mineralization marginal to the structures. Structural zones were not drill-tested. Drill intercepts with visible gold and containing greater than one ounce per ton were not targeted with follow-up drilling. The surface drilling program will target the structural roots of the historic mine area which produced a significant tonnage of free-milling high-grade ore.

Salamandra District Exploration

A regional exploration program will be focused on discovering new mineralization in areas of extensive alteration located within 8 concessions controlled by Alamos in the Salamandra Gold District. Alamos recently discovered silicified breccias in the central Bajios area similar to those closely associated with gold in the main Mulatos deposit. An IP survey is planned to delineate drill targets in the El Halcon and Los Bajios areas supplemented by detailed alteration mapping and sampling in areas of outcropping or projected near-surface mineralization. The previous owners discovered outcroppings of gold-copper and gold mineralization in the Los Bajios area in 1999, but these targets were not pursued.

Alamos' recent discovery of advanced argillic alteration commonly found near gold mineralization led to the staking of a new area south of the Mulatos deposit. The "Carboneras" zone may be an extension of the Mulatos system or a new subsidiary system. Reconnaissance exploration with PIMA alteration mapping and geochemical analyses will be undertaken on the new concession.

Aster remote sensing imagery has been obtained for the greater Mulatos district which is helping to identify additional areas of alteration on the concessions similar in nature to those known to contain gold deposition.

Community Relations Update

Agrarian Court proceedings stemming from two disputes concerning the Company's contractual rights to reduce surface areas leased and payments to the Ejido Mulatos (the surface rights holders) have been completed. The judge's rulings in these cases are expected soon. Ejido Mulatos officials and the Company have been conducting meetings and are forming a committee to promote communications. The Company is nearing completion of interviews with community members to identify concerns and establish a baseline of information. Access road improvements and evaluation of utility services has begun. Work is being provided through exploration, sampling, metallurgical testing, construction and camp services programs.

Warrants Exercised and Grant of Incentive Stock Options

Warrants to purchase 2,586,250 common shares of Alamos at $0.90 per share were exercised by shareholders by the July 22, 2003 expiry date, increasing Alamos' working capital to $2.7 million.

Alamos has granted incentive stock options to some of its directors and consultants under its Stock Option Plan to purchase up to a total of 682,483 common shares of the company. The options are exercisable at a price of $1.13 per share for a five-year period.

Alamos' Stock Option Plan received shareholder approval on June 26, 2003 and TSX Venture Exchange acceptance on July 10, 2003.

Alamos Gold is a precious metals exploration and development company with its Salamandra exploration properties and its Mulatos project, an advanced gold deposit currently in the bankable feasibility phase of development.

ON BEHALF OF THE BOARD

/s/ Chester F. Millar

Chester F. Millar
President and Chairman of the Board

For further information, please contact:

John A. McCluskey
Chief Executive Officer
Tel: 416-925-4880
Fax: 416-925-2264
Email: john.mccluskey@sympatico.ca
Website: www.alamosgold.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALAMOS GOLD INC.
(Registrant)

August 06, 2003   By: /s/ Nerio Cervantes
Date   Nerio Cervantes
                              Account and Administration Manager